BAE SYSTEMS

News Release



March 7, 2005

Ref: 038/2005

BAE SYSTEMS PLC PROPOSED ACQUISITION OF UNITED DEFENSE INDUSTRIES, INC.

WASHINGTON -- BAE Systems plc ("BAE Systems" or the "Company") announces that its wholly-owned U.S. subsidiary, BAE Systems North America, Inc. ("BAE Systems North America"), has entered into a definitive merger agreement to acquire United Defense Industries, Inc. ("UDI") (the "Proposed Acquisition") for $75 per share in cash, representing a total consideration for UDI's fully diluted share capital of approximately $3,974 million (£2,092 million)[1]. Including the assumption of net debt of $218 million (£115 million)[2], the transaction values the enterprise at $4,192 million (£2,207 million).

UDI, headquartered in Arlington, Va., is a leading U.S. defense company which generated annual sales in 2004 of $2,292 million. It designs, develops and produces combat vehicles, artillery systems, naval guns, missile launchers and precision munitions, used by the U.S. Department of Defense and allies worldwide, and provides non-nuclear ship repair, modernization and conversion to the U.S. Navy and other U.S. Government agencies. UDI employs approximately 8,000 people in 25 locations in the U.S. and Sweden.

Highlights:

- The Proposed Acquisition is a significant step in the delivery of BAE Systems' strategy to grow as the premier transatlantic aerospace and defense contractor by:
  - expanding and developing its business in North America
  - creating a global land systems business
  - developing its worldwide through-life support and services capabilities
- UDI, together with BAE Systems' existing UK and Swedish land systems businesses, will form part of a newly created global land systems business, which will be headquartered and led in the U.S., as part of BAE Systems North America, by the highly regarded and experienced UDI management team
- The combined business creates a leading international position in the fast growing land systems sector. As a result of the global war on terror and ongoing operations in Iraq and Afghanistan, the U.S. Department of Defense has significantly shifted its priorities and budget towards land systems

[1] *Assuming exchange rate of U.S.$1.90 : £1. Based on 52.99 million fully diluted UDI shares outstanding*
[2] *Net debt of UDI as at 31 December 2004. UDI financials are prepared in accordance with U.S. GAAP*

- UDI is also well placed to benefit from the shift in U.S. defense spending to prioritize the refurbishment and upgrade of existing systems until the next of generation of vehicles is deployed. In addition, the planned restructuring of the U.S. Army is likely to require an upgrade of the large inventory of Bradley and other UDI vehicles

- UDI is responsible for the repair and upgrade of a large number of combat vehicles for the U.S. Armed Forces, including, in particular the Bradley program of more than 7,000 vehicles. The 2005 U.S. defense budget and supplemental request include approximately $1.3 billion for resets and upgrades to the Bradley vehicle fleet

- The enlarged land systems business will hold a significant position within the Future Combat Systems program, the U.S. Army's largest procurement program, and offers enhanced opportunities in relation to programs such as the UK's FRES and Sweden's SEP, and in the export market

- UDI's weapons systems positions and leading technological capabilities complement BAE Systems North America's advanced electronic systems and subsystems in areas such as targeting, communications, protection and situational awareness, creating significant synergy potential

- The Proposed Acquisition further develops BAE Systems' through-life support and services capabilities by adding to its operations the U.S. Navy's largest non-nuclear ship repair and overhaul business

- The Proposed Acquisition is expected to be immediately accretive to BAE Systems' earnings, with a step up expected in the first full year (2006)[3] as well as delivering returns in excess of BAE Systems' cost of capital in the second full year (2007) following the Proposed Acquisition[4]

The Proposed Acquisition is conditional, amongst other things, upon receiving the required regulatory clearances, UDI shareholder approval and the approval of BAE Systems shareholders at an Extraordinary General Meeting and is expected to close by mid 2005.

The Proposed Acquisition will be financed through a combination of a cash placing of new equity, a new debt facility and existing internal resources. The Placing, which is being launched today, is not conditional upon the completion of the Proposed Acquisition.

Commenting on the Proposed Acquisition, Mike Turner, Chief Executive of BAE Systems, said:

"UDI is a strong business with an excellent track record, outstanding growth prospects and a highly regarded management team. By combining UDI with BAE Systems' existing land systems and North American operations, our capabilities will be strengthened to the benefit of current and future U.S. Department of Defense, UK and Swedish Ministries of Defence programs and their respective armed forces. This global land systems business will also build on its existing strong position in export markets."

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[3] *Pre-goodwill amortization*

[4] *This statement regarding earnings enhancement is not a profit forecast and should not be interpreted to mean that BAE Systems' future earnings per share will necessarily match or exceed the historical published earnings per share of BAE Systems or UDI*

Mark Ronald, President and CEO of BAE Systems North America, added:

"The combination of UDI with our existing land systems and U.S. operations will create a world class business, better able to meet the ever more demanding requirements of our military customers with innovative capabilities, products and solutions. BAE Systems North America has a demonstrable track record of excellent stewardship of its acquired U.S. businesses, having increased investment, grown jobs, improved performance and consistently achieved double digit annual growth. We look forward to welcoming UDI's management team and employees into BAE Systems North America. Culturally, it's a great match - BAE Systems and UDI have common values and a similar heritage, with long histories of innovation and commitment to national security."

Note to Editors:
A conference call for the media will be held today at 8:30 a.m., EST.

Call-in numbers:	1-800-771-7760 (U.S.)	PIN: 102528#
	1-312-461-9324 (Int'l.)	PIN: 102528#

BAE Systems

John Measell (Media Relations)	Tel: 703-907-8261 Mobile: 703-405-5010
Robert Hastings (Public Affairs and Communications)	Tel: 703-907-8259
Andy Wrathall (Investor relations)	Tel: +44 1252 383 820

Goldman Sachs International (Financial adviser to BAE Systems)
Simon Dingemans — Tel: +44 20 7774 1000
Basil Geoghegan

Gleacher Shacklock LLP (Financial adviser to BAE Systems)
Tim Shacklock — Tel: +44 20 7484 1150
James Dawson

This announcement is for information purposes only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice in any jurisdiction.

Goldman Sachs International, which is authorized and regulated by the Financial Services Authority, is acting exclusively for BAE Systems and for no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than BAE Systems for providing the protections afforded to the customers of Goldman Sachs International or for providing advice in relation to the Proposed Acquisition.

Gleacher Shacklock LLP, which is authorized and regulated by the Financial Services Authority, is acting exclusively for BAE Systems and for no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than BAE Systems for

providing the protections afforded to the customers of Gleacher Shacklock LLP or for providing advice in relation to the Proposed Acquisition.

This announcement includes "forward-looking statements". All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations, the expected timing and strategic and financial effects of the Proposed Acquisition and trends in the U.S. defense budget and the defense industry, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of the Company or the markets and economies in which the Company operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements, including, without limitation, risks related to: the integration of UDI's business with the Company's, the costs related to the Proposed Acquisition, inability to obtain, or meet conditions imposed for, required governmental and regulatory approvals and consents and inability to obtain the approval of the shareholders of UDI or the Company for the Proposed Acquisition. The Company cannot give any assurance that the Proposed Acquisition will be completed or that it will be completed on the terms described in this announcement.

This announcement is not an offer for sale within the United States of any security of the Company. Securities of the Company, including its ordinary shares, may not be offered or sold in the United States absent registration under the U.S. securities laws or unless exempt from registration under such laws.

Not for release, publication or distribution in or into Canada, Australia, Japan or the Republic of Ireland.

BAE SYSTEMS PLC - RESULT OF PLACING

7 March 2005

BAE Systems plc ("BAE Systems") is pleased to announce the successful completion of the placing (the "Placing") of 150 million new ordinary shares of 2.5 pence each (the "Placing Shares") at a price of 240 pence per Placing Share, raising £360 million before expenses.

The Placing Shares will be issued credited as fully paid and will rank pari passu in all respects with BAE Systems' existing ordinary shares, including the right to receive all dividends and other distributions declared, made or paid after the date of issue.

This announcement has been issued by and is the sole responsibility of BAE Systems.

This announcement is for information purposes only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice in any jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of BAE Systems in the United States, Canada, Australia, Japan or the Republic of Ireland or any jurisdiction in which such an offer or solicitation is unlawful and should not be relied upon in connection with any decision to acquire the Placing Shares or any other securities in the capital of BAE Systems.

The Placing Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state of the United States and may not be offered or sold within the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from registration under the Securities Act is available. No public offering of the Placing Shares will be made in the United States.

END